

Mail Stop 3720

September 20, 2006

Via U.S. Mail
Mr. Rick J. Filippelli
Vice President, Finance, Chief Financial Officer
300 Atrium Drive
Somerset NJ 08873

      RE: **TeamStaff, Inc**
           Form 10-K for Fiscal Year Ended September 30, 2005
           Filed December 21, 2005

           Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and March 31, 2006
           File No. 0-18492

Dear Mr. Filippelli:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director